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                                                                  EXHIBIT 3.10


                           CERTIFICATE OF AMENDMENT

                                      OF

                         CERTIFICATE OF INCORPORATION

                                      OF

                           QUESTRON TECHNOLOGY, INC.




IT IS HEREBY CERTIFIED THAT:

1. The Certificate of Incorporation of Questron Technology, Inc. (the "Corporation") hereby be amended by deleting ARTICLE FOURTH in its entirety and substituting in lieu of said ARTICLE the following new
         ARTICLE:

                  "FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares, of which twenty million (20,000,000) shares shall be Common Stock, par value $.001 per share ("Common Stock"), and ten million (10,000,000) shares shall be preferred stock, par value $.01 per share ("Preferred Stock"). The Preferred Stock may be issued with full, multiple or fractional voting rights with such designations, preferences, qualifications, privileges, limitations, options, conversion rights and other special relative rights that shall be fixed from time to time by resolution of the Board of Directors.

                  Upon filing with the Secretary of State of the State of Delaware of a Certificate of Amendment to the Corporation's Certificate of Incorporation whereby ARTICLE FOURTH is amended to include the within paragraph, each ten (10) issued and outstanding shares of Common Stock of this Corporation shall thereby be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $.001 per share. Each person at that time holding of record any issued and outstanding shares of Common Stock shall receive upon surrender to the Corporation's transfer agent a stock certificate or certificates to evidence and represent the number of shares of post-reverse split Common Stock to which such stockholder is entitled after giving effect to the reverse split, rounded, if necessary, to the next highest whole share."

2. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the affirmative vote of the holders of a majority of the stock entitled to vote thereon at the 1996 Annual Meeting of the Stockholders of the Corporation held on December 27, 1996.

3. The effective time of said amendment shall be 5:00 p.m., Eastern Standard Time, on January 2, 1997.



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IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Dominic A. Polimeni, its President, and Milton M. Adler, its Secretary, this 31st day of December, 1996.


                                                     /s/ DOMINIC A. POLIMENI
                                                     --------------------------
                                                     Dominic A. Polimeni
                                                     President


Attest:


/s/ MILTON M. ADLER
-----------------------
Milton M. Adler
Secretary